Contact

www.linkedin.com/in/
stephanielcampbell (LinkedIn)

Top Skills

Recruiting
Leadership
Research

Stephanie Campbell

Co-Founder + General Partner @ The Artemis Fund
New York, New York, United States

Summary

Stephanie Campbell is co-founder and general partner of The Artemis Fund, a venture fund that leads seed rounds for female founders in fintech, commerce enablement and the care economy. Prior to Artemis, Campbell was managing director of the Houston Angel Network, one of the most active angel networks in the country.

Before moving to Houston in 2015 to pursue her MBA from Rice University, Campbell worked as a government relations associate at the Washington, D.C., lobbying firm Potomac Partners DC. She helped clients in the transportation, infrastructure and financial services industries navigate federal policy and funding. She also served as an executive recruiter for Fortune 500 companies, hedge funds and investment firms.

Campbell has a B.S. in political science from Spring Hill College in Mobile, Alabama, and an MBA from the Rice University Graduate School of Business.

Experience

The Artemis Fund
General Partner
April 2019 - Present (6 years 1 month)

The Artemis Fund is an early stage venture fund investing in female-led technology companies. The Fund seeks to move the needle on access to capital for female founders. We invest in high growth, high-impact, technology companies led by women across the US.

reelist
Board Member
December 2024 - Present (5 months)
Norfolk, Virginia, United States

RollCredits
Board Observer
June 2024 - Present (11 months)
Los Angeles, California, United States

Gemist
Board Member
February 2024 - Present (1 year 3 months)
Los Angeles, California, United States

Hello Divorce
Board Member
October 2022 - Present (2 years 7 months)
Oakland, California, United States

Payverse
Board Member
March 2022 - Present (3 years 2 months)
Los Angeles Metropolitan Area

Naborforce, Inc. (TechStars '20)
Board Observer
August 2021 - Present (3 years 9 months)
Richmond, Virginia, United States

Goodfynd
Board Member
December 2020 - Present (4 years 5 months)
Washington, District of Columbia, United States

Security & Investigative Placement Consultants
Advisor
August 2016 - Present (8 years 9 months)
Bethesda, MD

Si Placement is a niche recruiting firm focused on the security and investigations arenas. Our firm works with a wide array of clients, including multi-national corporations, global financial institutions, health care and academic institutions, insurance companies, non-profits and non-governmental organizations, as well as professional service firms. We have identified and placed subject matter leaders and experts in physical and information security, compliance and risk management, and investigators. We have successfully executed searches across the United States and around the world and we have many satisfied clients who can speak to our capabilities.

The Houston Angel Network
Managing Director
August 2016 - April 2022 (5 years 9 months)
Houston, Texas Area

The Houston Angel Network (HAN) is the most active angel network for a single location. Since 2001, HAN has invested over $96 million in over 300 early stage companies. HAN investors deployed more than $15M in 2017 alone. In her role as Managing Director, Stephanie manages the monthly deal cycle, sources and reviews deals, and organizes investor pitch meetings and follow up.

Texas Medical Center
Independent Research Consultant
May 2016 - January 2017 (9 months)

Potomac Partners DC
Government Affairs Consultant
August 2011 - August 2015 (4 years 1 month)
Washington, DC

Jones Walker LLP
Legislative Assistant
January 2011 - August 2011 (8 months)
Washington, District of Columbia, United States

U.S. House of Representatives
Congressional Intern
August 2010 - December 2010 (5 months)
Washington, District of Columbia, United States

Northrop Grumman Corporation
Government Relations Intern
May 2009 - August 2009 (4 months)
Rosslyn, VA

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Education

Jones Graduate School of Business, Rice University

Master of Business Administration (MBA) · (2015 - 2017)

Georgetown University

Political Leadership, Economics · (2009 - 2010)

Spring Hill College

Bachelor of Applied Science (B.A.Sc.), Political Science, English
Literature · (2006 - 2010)